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07001257

SECU ...SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 051434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NevWest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5440 West Sahara Avenue, Suite 202
(No. and Street)

Las Vegas	Nevada	89146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sergey Rumyantsev, President, (702) 938-0611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leland L. Williams, CPA
(Name – *if individual, state last, first, middle name*)

4603 West Desert Inn Road, Las Vegas, NV 89102

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sergey Rumyantsev, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NevWest Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

CARY MARGOLIS
Notary Public, State of Nevada
Appointment No. 98-3427-1
My Appt. Expires June 5, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leland Williams, MBA,CPA
Serving Clients in the Western United States since 1982


SEC MAIL
RECEIVED
PROCESSING
FEB 2 2 2007
WASH., D.C.
186
SECTION

NEVWEST SECURITIES CORPORTION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2006

4603 W. Desert Inn Road • Las Vegas, Nevada 89102 • Phone (702) 313-2289 • Fax (702) 313-2290

NEVWEST SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2006

	Page #
.Independent Auditor's Report	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Changes in Subordinated Borrowings	6
Statement of Cash Flows	7
Notes to Financial Statements	8-9
SUPPLEMENTARY INFORMATION	
Schedule I – Computation of Net Capital	10
Schedule II – Computation for Determination of Reserve Requirements	11
Schedule III – Information Relating to Possession or Control Requirements	12
Schedule IV – Schedule of Segregation Requirements	13
Reconciliation of Net Capital to Audited Financial Statements	14
Auditor's Report on Internal Accounting Control	15-16

Leland
Williams, MBA,CPA

Serving Clients in the Western United States since 1982

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NEVWEST SECURITIES CORPORATION
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Nevwest Securities Corporation (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, pursuant to Rule 17-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In October, 2006, the NASD filed an enforcement action against the Company seeking unspecified fines including but not limited to alleged unjust enrichment. The Company is presently engaged in discussions with the NASD. If the Company should not be able to substantiate its position entirely, the resulting outcome could lead to significant financial damage to the Company. In this case, the Company might not be able to continue as a going concern.

In our opinion, except for the matter described above, the financial statements referred to above present fairly, in all material respects, the financial position of Nevwest Securities Corporation at December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

4603 W. Desert Inn Road • Las Vegas, Nevada 89102 • Phone (702) 313-2289 • Fax (702) 313-2290

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 14, 2007

NEVWEST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and Cash Equivalents	$	64,860
Receivables- Trading Accounts		167,529
Receivables - Commissions		28,879
Other Receivables		14,197
Marketable Securities		74,436
Furniture and Equipment, less accumulated Depreciation of $ 163,567		20,414
Other Assets		11,000
TOTAL ASSETS	$	381,315

LIABILITIES AND
STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$	6,171
Accrued Expenses		21,888
Marketable Securities – Short		3,650
Total Liabilities		31,709

Stockholders' Equity

Common Stock, $.001 par value, 20,000,000 shares authorized, 9,088,273 shares issued and outstanding		12,154
Preferred Stock, $.001 par value, 0 shares issued and outstanding		0
Paid-in Capital		1,331,226
Retained Earnings		(993,774)
Total Stockholders' Equity		349,606
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	381,315

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Exchange Listed Stocks	$	4,655
OTC Agency Stocks		658,955
Underwriting & Selling Group		79,287
Investment Banking Fees		16,325
Trading (Loss) Investment		5,507
Mutual Funds		40,888
Variable Annuity		127,944
Consulting		67,860
Interest Income		5,452
Other Revenue		124,949
Total Revenue	$	1,131,822
EXPENSES		
Commissions	$	521,317
Salaries		279,715
Payroll Taxes		34,723
Equipment Rental		12,882
Office & Office Supplies		5,308
Advertising		1,500
Legal & Accounting		30,886
Rent		136,468
Tickers & Quotes		29,557
Clearing Expenses		142,029
Unsecured Debit Write-offs		(84,136)
Depreciation		27,900
Telephone		19,345
Travel & Entertainment		7,997
Regulatory Expense		21,630
Other Expenses		60,662
Total Expenses	$	1,247,783
Net Income (Loss)		(115,961)
Retained Earnings, Beginning of Period		(877,813)
Dividends		(0)
Retained Earnings, End of Period	$	(993,774)

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31 2006

	Common Stock		Preferred Stock		Additional Paid-In	Retained	Total
Description	Shares	$	Shares	$	Capital	Earnings	Equity
Balance January 1, 2006	12,154,430	12,154	0	0	1,331,226	(877,813)	465,567
Net Profit (Loss)						(115,961)	(115,961)
Balance December 31, 2006	12,154,430	12,154	0	0	1,331,226	(993,774)	349,606

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

None.

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (115,961)
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:	
Depreciation & Amortization	27,900
(Increase) Decrease in:	
Deposits with Clearing Organizations	(0)
Receivables from Clearing Organizations	10,449
Receivables – Commissions	17,484
Other Receivables	(13,143)
Marketable Securities	74,585
Other Assets	0
Increase (Decrease) in:	
Accounts Payable	(1,722)
Accrued Expenses	(4,915)
Marketable Securities – Short	(62,050)
Net Cash from Operating Activities	(67,373)
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(1,620)
Net Cash from Investing Activities	(1,620)
Cash Flows from Financing Activities:	0
Net (Decrease) in Cash	$ (68,993)
Cash and Cash Equivalents – Beginning of Year	133,853
End of Year	$ 64,860

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. ORGANIZATION

The Company is a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Nevada corporation and was incorporated on July 21, 1997. The Company commenced operation in October, 1999.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and venture capital businesses. The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Net Capital Requirements

The Company engages in the general securities business. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 (a) (1) is the greater of $ 100,000 or 1/8 of aggregate indebtedness. At December 31, 2006 the Company had net capital, as defined, and required capital of approximately $ 274,754 and 100,000, respectively, and its ratio of indebtedness to net capital was 0.364 to 1.

Income Taxes

The Company is subject to federal income taxes at prevailing corporate rates. For the year ended December 31, 2006, the Company's tax provision for financial statement purposes was: $ 0.

Deposits

The Company maintains required deposits with clearing organizations with whom it transacts business.

Marketable Securities

Marketable securities are shown at estimated fair market value, with realized and unrealized gains and losses included in current period income.

Fixed Assets

Fixed assets are shown at cost. Depreciation is provided on a straight-line basis using estimated useful lives of seven and five years for furniture and fixtures and equipment, respectively.

Accounts Payable and Accrued Liabilities

Accounts payable consist of amounts owing to vendors at December 31, 2006. Accrued liabilities consist of commissions payable and payroll taxes payable at December 31, 2006.

Contingent Liabilities

An enforcement action has been filed against the Company by the NASD. The potential effect of this action on the Company is not known at this time.

NEVWEST SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

Total Stockholders' Equity		$ 349,606
Deduct Stockholders' Equity Not Allowed for Net Capital		0
Total Stockholders' Equity Qualified for Net Capital		$ 349,606
Add: Subordinated Borrowings allowable in Computation of Net Capital		0
Other Deductions or Allowable Credits		0
Total Capital and Allowable Subordinated Liabilities		349,606
Deductions and/or Charges:		
Net Fixed Assets	$ 20,414	
Other Receivables	14,197	
Other Assets	11,000	(45,611)
Adjustment for Listed Options		(7,130)
Haircuts on Securities:		
Other Securities	$ 22,211	(22,211)
Net Capital		$ 274,754
Aggregate Indebtedness:		
Accounts Payable and Accrued Liabilities:	$ 31,709	
		$ 31,709
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 174,754

NEVWEST SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the requirements for the computation for determination of reserve requirements, pursuant to SEC Rule 15c3-3(k)(2)(ii). This exemption is available to a Company that, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transfers all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 1/a-3 and Rule 17a-4 of this chapter, as are customarily made and kept by a clearing broker and dealer.

Based on our audit tests and procedures applied, we have determined that the Company is exempt pursuant to the above rule.

NEVWEST SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the requirements for information relating to possession or control requirements, pursuant to SEC Rule 15c3-3(k)(2)(ii). This exemption is available to a Company that, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transfers all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 1/a-3 and Rule 17a-4 of this chapter, as are customarily made and kept by a clearing broker and dealer.

Based on our audit tests and procedures applied, we have determined that the Company is exempt pursuant to the above rule.

NEVWEST SECURITIES CORPORATION
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY
FEATURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2006

None.

NEVWEST SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Net Capital per Focus Report, part IIA	$ 274,754
Audit Adjustments:	
	0
Net Capital per Audited Financial Statements	$ 274,754

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION UNDER SEC RULE 15C3-3

Board of Directors
NEVWEST SECURITIES CORPORATION
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Nevwest Securities Corporation for the year ended December 31, 2006, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures can be expected to achieve the Commission's objectives referred to above. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Company's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



February 14, 2007

END